EXHIBIT 99.1
Consent of Independent Auditors
We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2009 of Canadian Pacific Railway Limited and Canadian Pacific Railway Company (the “Registrants”) of our report dated February 25, 2010, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting which appears in the Registrants’ 2009 Annual Report incorporated by reference in this Annual Report on Form 40-F. We also consent to the incorporation by reference in this Annual Report of our Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences dated February 25, 2010 which appears in the Registrants’ 2009 Annual Report incorporated by reference in this Annual Report on Form 40-F.
We also consent to the incorporation by reference in the Registration Statements: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form F-10 No. 333-159945 (Canadian Pacific Railway Limited) and Form F-9 No. 333-159943 (Canadian Pacific Railway Company) of our report and comments referred to above. We also consent to reference to us under the heading, “Interests of Experts” in the Annual Information Form incorporated by reference in this Annual Report on Form 40-F which is incorporated by reference in such Registration Statements. We also consent to the reference to us under the heading “Experts” in the Registration Statements: Form F-10 No. 333-159945 and Form F-9 No. 333-159943.
Chartered Accountants
Calgary, Alberta
February 25, 2010
“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.